PEARSON

PEARSON PLC

04030006

RECEIVED MAY 10 2004 SEC MAIL PROCESSING WASH. D.C. SECTION 181

29 April 2004

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   26 March - Pope John Paul II voted most influential European .....
   30 March – Marion County Schools purchase integrated..........
   8 April – Interactive Data to Report First-Quarter.............
   13 April – Interactive Data Corporation names Kramer ....
   15 April – Recoletos launches Rumbo, a Spanish language............
   21 April - Interactive Data Corporation wins three awards ....
   22 April – Pearson Education launches new digital textbook service
   27 April – ESIGNAL and FXCM offer an integrated online forex ....
   29 April – Interactive Data Corporation reports 1st quarter results
   29 April – Recoletos announces its results for the first quarter of 2004

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones.

Stephen Jones
Deputy Company Secretary

dlw 5/12

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Press releases

26 March 2004

Pope John Paul II voted most influential European of the last 25 years

- *Daniel Vasella, Chairman and CEO of Novartis voted most influential European business person of the last 25 years.*
- *FT publishes poll in commemorative magazine to mark the 25th anniversary of its European edition.*

Pope John Paul II has been voted the most influential European of the last 25 years, followed closely by Mikhail Gorbachev and Margaret Thatcher. The poll was conducted by the Financial Times to mark the 25th anniversary of the FT's European edition, and the results are highlighted in a special commemorative issue of the Financial Times magazine, published on Saturday 27th March.

Over 40,000 votes were cast in the polls, which also named Daniel Vasella, Chairman and Chief Executive of Novartis, as the most influential European business person of the last 25 years. Heinrich von Pierer, Chief Executive of Siemens and Michael O'Leary, Chief Executive of Ryanair came second and third respectively. The poll winners will also appear in an interactive online gallery on FT.com. (www.ft.com/european)

The special, 112-page issue of the FT Magazine (usually available only in the UK) will be distributed with the Weekend FT across the UK and Continental Europe. The magazine will focus on the changing face of European business, politics and society over the past 25 years, the challenges associated with European enlargement, common currency and constitution, and Europe's battle to address the conflicting aspirations of its member states. Special features include an interview with Mikhail Gorbachev, a consumer's guide to European wine, food and fashion, and a 'Then & Now' series on 25 years of European cinema, music, architecture, sport and literature.

The 'New Europeans' section is a 16-page pictorial feature on some of the most talented individuals who are shaping the face of Europe. The section is sponsored by the Sector Skills Development Agency in the UK edition of the magazine, and by BT in the European edition.

Andrew Gowers, Editor of the Financial Times commented: "This is a special anniversary for us. In the last 25 years, we've developed a domestic UK business newspaper into a truly global business news organisation, with 4 editions, covering the UK, Europe, the US and Asia, and the world's leading business website in FT.com. Two thirds of our circulation is now outside the UK, and as Europe's business newspaper, we provide the best insight, comment and analysis of European business and political issues "

The international edition was first printed in Frankfurt in 1979 and later developed into a specifically dedicated European edition. The Financial Times now has 7 print sites in Europe and 22 across the world.

Olivier Fleurot, Chief Executive of the Financial Times Group, said:
"The Financial Times has seen rapid global expansion since we launched our first international edition, culminating in the launch of an Asia edition last year. The past 25 years have seen an enormous shift in Europe's political and economic landscape, and Europe's decisions-makers are increasingly reliant on the FT's unrivalled coverage of international issues."

Notes

The FT is firmly established as one of the world's leading business information brands, internationally recognised for its authoritative, accurate, and incisive news, comment and analysis. Whether in print or online, the Financial Times is essential reading for the global business community. The FT publishes four editions : for the UK, Continental Europe, the US and Asia-Pacific.Printed in twenty-two sites across the world, the Financial Times newspaper currently has a circulation of over 435,000 copies worldwide, and a readership of over 1.6 million. FT.com's 3.7 million unique monthly users generate over 60 million monthly page views, delivering a premium audience to advertisers. FT.com now has over 74,000 subscribers.

Further information

Joanna Manning-Cooper/Katy Hemmings: 020 7873 4447 / 020 7873 3811

Press releases

30 March 2004

Marion County Schools purchase integrated student performance management system

The all-in-one SASIxp™/ Concert™ solution from Pearson Digital Learning will provide infrastructure for a completely integrated data-driven district

Ocala, Fla., March 30, 2004 -- The School Board for Marion County Public Schools (MCPS) last week approved the purchase of a comprehensive learning technology solution from Pearson Digital Learning that will unify student information, instruction, assessment, and reporting into one centralized system. The district-wide initiative is an integral step in the implementation of the district's Continuous Improvement Model (CIM), a proven, quality-based approach designed to raise student performance.

Similar to the Total Quality Management approach, Marion County's Continuous Improvement Model sets high expectations for staff and students, and provides a research-based, multi-step approach for achieving excellence.

"One of our goals is to lead the state in student performance. Another is to achieve student mastery levels of 80 percent, despite Florida's state grading scale that designates 70 percent as a "C" grade," said Jim Yancey, superintendent of Marion County Public Schools. "If we shoot for average, we'll only be average. If we shoot for excellence, our students will achieve excellence. It's a performance-based, data-driven approach that requires nothing short of a revolution in how we do everything from gathering data to assessing performance to delivering instruction."

Indeed, MCPS's Continuous Improvement Model requires an individualized process for each one of the district's 40,000-plus students. According to Barrington Williamson, chief technology officer at MCPS, this simply could not be carried out without a sophisticated, centralized, information strategy, the heart of which is a comprehensive student information system.

"We did a diligent search and found that Pearson Digital Learning's SASIxp/Concert is a one-of-a-kind, end-to-end solution that ties together all the necessary pieces that allow this process to take place seamlessly, from classroom level on up," said Williamson. "Central to the CIM is what we call 'Plan-Do-Check-Act.' The first step is a careful analysis of student performance data, and planning the instructional calendar. Next is delivering the instructional focus in the classroom, followed by checking the assessment, maintenance, and monitoring of the instructional focus. Finally, acting provides enrichment and tutorials. There's just no other solution that can facilitate a process this broad and deep."

Used by more schools nationwide than any other student information system, SASIxp provides the perfect data foundation for a comprehensive student improvement strategy. Leveraging SASIxp's vast information and functionality, Concert brings all the data together in one location and provides the tools for administrators, teachers, students, and parents to integrate standards-aligned instruction, lesson planning, assessment, and educational content in one easy-to-use system.

The SASIxp/Concert Student Performance Management System also accommodates the reporting requirements of the No Child Left Behind Act and enables users to account for such things as transportation, Medicaid, free or reduced lunches, E-rate applications and state initiatives, some of the considerations that fueled the district's decision for a centralized service model.

"Marion County has, in essence, developed the program that will achieve the promise and full extent of what technology can offer," said Jack Lynch, president of Pearson Digital Learning. "And SASIxp/Concert is the only system in the market that can support that vision. It's a complete solution, one system unifying information, instruction, assessment and reporting. We applaud Marion County's vision and count ourselves honored to be their partners as they undertake this pioneering effort."

While the purchase of Pearson Digital's administrative solutions is new, MCPS has been a long-time user of SuccessMaker® , the company's award-winning K-6 courseware system, the NovaNET® online curriculum system for grades 6-12, and the Waterford Early Reading Program™ .

"Products like SuccessMaker are so, so valuable to our mission. They provide standards-aligned lessons that address individual learning styles and pace. And the regular assessment component shows us exactly what learning takes place with every student regardless of race or socioeconomic background," said Yancey.

"You can see how powerful an integrated solution like this will be. Through our CIM and the new centralized technology strategy, we will be able to bridge the digital divide that previously existed among the schools and provide safe computing, accurate data, improved accountability and the tools and resources needed to enhance student performance," he said.

About Marion County Public Schools

"Leading the State in Raising Student Performance" is the driving vision of Marion County Public Schools. Boasting over 40,000 students and 5,300 employees, MCPS is the largest employer in Marion County. With 46 schools and more than a dozen support facilities, success in the classroom stems from strong teachers willing to make a difference and students anxious, eager, and determined to learn. In 2003, eighty-seven percent of public schools in Marion County were graded "A" or "B" by the State of Florida. A district-wide Continuous Improvement Model, or CIM, drives every lesson in every

classroom. Regular assessments help teachers determine if students are learning what they're supposed to be learning based on Florida's Sunshine State Standards. If they are, students receive additional challenges to stimulate further learning. If they're not, they receive immediate help. Academic calendars are planned well in advance but are constantly updated and adjusted to reflect how and what students are learning. For more information on Marion County Public Schools, log on to http://www.marion.k12.fl.us/.

About Pearson Digital Learning

Working side by side with educators for over 40 years, Pearson Digital Learning is the leader in proven, comprehensive technologies for preK-12 education. Our mission is to provide innovative, research-based digital learning solutions that elevate the art and science of teaching, and inspire children to reach their greatest potential. Reaching more than 20 million students annually, our products include: the SuccessMaker® Enterprise and NovaNET® educational courseware; the KnowledgeBox® digital learning system; the Concert™ solution for integrated instructional management, assessment and decision-support; and the SASIxp™ student information system. Pearson Digital Learning is also the exclusive distributor for the Waterford Early Reading Program™ and Waterford Early Math & Science™ , adaptive computer-based instruction developed by the Waterford Institute.

Pearson Digital Learning is part of Pearson Education (NYSE: PSO), the world's leading integrated education company.

More information can be found at:
http://www.PearsonDigital.com/.

Further information

Charlotte Elston
Pearson
charlotte.elston@pearson.com
+44 (0)20 7010 2314

Press releases

08 April 2004

Interactive Data to Report First-Quarter 2004 Results on April 29

Interactive Data Corporation (NYSE:IDC) will release its first-quarter 2004 results before the market opens on Thursday, April 29, 2004. The company has scheduled a conference call for 11:00 a.m. ET on the same day.

The dial-in number for the conference call is (706) 634-1052. For those who cannot listen to the live broadcast, a replay of the call will be available from April 29, 2004 at 2:00 p.m. through Thursday, May 6, 2004 and can be accessed by dialing 1-706-645-9291 or 1-800-642-1687, conference ID # 6540653. A live webcast of the conference call will be broadcast at the company's web site, www.interactivedatacorp.com. An audio replay of the call will also be available on the site after the call is completed.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world,including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE:PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information

Andrew Kramer
Director of Investor Relations
781-687-8306
Andrew.Kramer@ftid.com

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Press releases

13 April 2004

Interactive Data Corporation Names Kramer Director of Investor Relations

BEDFORD, Mass. - Interactive Data Corporation (NYSE: IDC) today announced that Andrew M. Kramer has joined the company as director of investor relations. Reporting directly to Steven Crane, Interactive Data's executive vice president and chief financial officer, Kramer will be responsible for overseeing the company's communications with the investment community, including financial analysts, institutional investors, stockbrokers and individual investors.

Kramer brings over a decade of investor relations and corporate communications experience to Interactive Data. Prior to joining Interactive Data, Kramer was director of investor relations at Sycamore Networks, Inc. (Nasdaq: SCMR), a leading provider of optical networking equipment.

"The addition of Andrew Kramer, an experienced investor relations professional, underscores our commitment to proactively communicate with the investment community," stated Steven Crane. "We believe Andrew will play an important role in broadening and strengthening the company's relationships within the sell-side, buy-side and retail communities."

At Sycamore, Kramer oversaw the company's communication initiatives with the investment community, including sell-side analysts, institutional investors, stockbrokers and individual investors. Before joining Sycamore in September 2000, Kramer was director of investor relations for ArrowPoint Communications, a fast-growing networking company that was acquired by Cisco Systems several months after its initial public offering. Before that, he spent more than eight years at Sharon Merrill Associates, New England's largest investor relations consulting firm, where he held a variety of account and senior management positions. Kramer serves on the National Investor Relations Institute's Boston chapter Board of Directors, where he currently chairs the communications committee. He received a BA degree in communication, as well as an MBA degree, from Boston College.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's

services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information

Investor Contact:
Andrew Kramer
Director of Investor Relations
781-687-8306
Andrew.Kramer@ftid.com

Media Contact:
Jeanne Murphy,
Marketing Communications Manager
781-687-8548
Jeanne.Murphy@ftid.com

Press releases

print version

15 April 2004

Recoletos launches Rumbo, a Spanish-language daily newspaper for Hispanic readers in the United States

The Group will invest $16.5 million in the launch of the first four publications in Texas in 2004

Madrid - In the second half of this year, Recoletos Grupo de Comunicación will launch Rumbo, a new Spanish-language daily newspaper for Spanish-speaking readers in the United States.

In a first phase, **Rumbo** will publish four editions in the Texas towns of San Antonio, Houston, Austin and the Lower Rio Grand Valley (Brownsville, McAllen and Harlingen). Later these will be extended to other states and cities which have Hispanic populations.

Recoletos today acquired Meximerica Media Inc., a company with extensive experience of the Hispanic media in the United States and which will be the publisher of the new daily. Investment for the launch this year is estimated at $16.5 million.

Meximerica representatives and Recoletos executives will manage the US company and the new newspaper. The group will be headed by Edward Schumacher Matos, José Antonio Ferrís, Jonathan Thompson and Jonathan Friedland, who have been appointed Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Editorial Vice President of Meximerica Media, respectively.

Rumbo will be a popular quality daily carrying mainly local service-oriented, sports, education and entertainment news. The various editions will publish different local interest contents and will share a common editorial standpoint with news about the United States, Mexico, as well as international news.

Initially, the newspaper will be published from Monday to Friday in tabloid format. At the San Antonio editorial headquarters news common to all the editions will be compiled, while small local editorial bureaus will process specific contents for each community.

Rumbo is aimed at men and women of mainly Mexican origin residing in the United States. The approximate 26 million Mexicans living in the United States represents two-thirds of the Hispanic population, which totals 38.6 million, according to the latest census. Hispanics are now the leading ethnic minority (13% of the US population). The number of Hispanics in the country is expected to triple between 2002 and 2050.

Mexican residents in the United States have maintained the social and cultural identities of their country of origin. Sixty-two percent were born in Mexico; 77% speak mainly Spanish or are

bilingual, 74% read in Spanish, and 48% travel to Mexico every year.

Along with the population growth, Hispanics' purchasing power in the United States is growing at double the rate of that of the rest of the country as a whole. Advertising directed at Hispanics in recent years has experienced much larger growth than that for other advertising markets and the main US companies are increasing their advertising spend considerably to reach this community. Mexican residents in the United States have also become a major target audience for Mexican companies which are developing marketing campaigns on the other side of the border.

The four areas where **Rumbo** will be initially published have 3.2 million Mexican residents.

"Recoletos has made an important major move in its international growth strategy with the launch of **Rumbo**," said Recoletos Chairman Jaime Castellanos. "This project will give us entry to the most dynamic Hispanic market under the guidance of a group of local professionals with extensive and successful experience."

Edward Schumacher Matos said that "the launch of **Rumbo** in Texas is the first step in the construction of a network of daily newspapers specifically aimed at the Spanish-speaking population of the United States. The great experience of our team in this market will allow us to satisfy the editorial needs of this community with a great competitive advantage over any other daily currently published in Spanish or English."

Management Team

Until he joined Meximerica, **Edward Schumacher Matos** was manager of *The Wall Street Journal Americas*, the Spanish and Portuguese version of the US daily which is published with the main daily newspapers of 18 Latin American countries. Previously, Schumacher was manager of *The New York Times* bureaus in Madrid and Buenos Aires. He won the Pulitzer prize as a member of *The Philadelphia Inquirer*'s investigative team.

José Antonio Ferrís is a former daily *Expansión* and weekly *Actualidad Economica*'s correspondent in New York. He was the first executive of Chile's *El Diario Financiero* from 1998 to 2002. Ferrís has a journalism degree from the University of Navarre and an MBA from the Massachusetts Institute of Technology (MIT).

Jonathan Thompson has 25 years experience in managing US publishing companies. As a Knight Ridder executive he took part in the launch and development of El Nuevo Herald, one of the most successful Spanish-language daily newspapers in the United States.

Jonathan Friedland set up *The Wall Street Journal* bureau in Buenos Aires and managed the office of the same newspaper in Mexico. He left the management of this newspaper in Los Angeles to join the Meximerica project. He was part of the team that won the Pulitzer prize for *The Wall Street Journal*'s coverage of the Mexican peso devaluation and its impact on the

rest of Latin America.

Recoletos's International Growth Strategy

Apart from Spain, Recoletos is also present in Portugal, Chile and Argentina.

It owns Económica SGPS, the publisher of *Diario Económico* and *Semanario Económico* in **Portugal**. Both publications are segment leaders in circulation, readership and advertising revenue. *Diario Económico*'s circulation increased by 13% in 2003 despite the emergence of a new competitor. *Semanario Económico* was relaunched in September and increased its circulation by 6% in the last quarter of 2003.

Recoletos **Argentina** publishes *El Cronista Comercial*, a daily specialising in the economy and finances, and the monthlies *Apertura* (economic news) and *Information Technology* (specialising in the computer and technology sector). El Cronista increased its circulation by 9% in 2003 and is now a newspaper of reference among the quality media in Argentina. *Apertura* has increased its circulation by 40%, while *Information Technology*'s has decreased by 2%.

In **Chile**, Recoletos and the Claro Group manage the Ediciones Financieras company, publishers of *Diario Financiero*. In the past few years, *Diario Financiero* has become the clear leader of the Chilean economic press. Its readership grew by 15% in 2003 to gain a market share of 54%.

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21 April 2004

Interactive Data Corporation Wins Three Awards From Inside Market Data

April 21, 2004

Interactive Data Corporation Wins Three Awards from Inside Market Data

Company Recognized for Company to Watch, Acquisition of the Year and Takes Joint Award for CEO of the Year

Interactive Data Corporation (NYSE: IDC), a leading global provider of financial data and analytics to institutional and individual investors, is a top winner, gaining three awards at the annual Inside Market Data industry awards.

Interactive Data Corporation won in the 'Company to Watch' category for its move into the real-time institutional space and for steps taken to streamline its internal technology. And for the second consecutive year, Interactive Data Corporation received 'Acquisition of the Year' award for its purchase of HyperFeed Technologies' consolidated datafeed business. In 2003, Interactive Data Corporation gained this award for its acquisition of ComStock.

Through the acquisition of the consolidated market data feed client contracts from HyperFeed Technologies, ComStock, which carries real-time content from more than 350 global sources and exchanges covering more than 1.8 million instruments across virtually all asset classes, now provides services to over 250 HyperFeed Technologies clients.

"We are honored to be recognized by Inside Market Data for our Acquisition of HyperFeed Technologies consolidated datafeed business and as the 'Company to Watch,' said Stuart Clark, president and CEO, Interactive Data Corporation.

In addition, Stuart Clark was nominated for leading his company into new markets and was voted in joint first place in the vendor category for the 'Executive of the Year' award.

Nominees for the IMD 2004 Awards were made by Inside Market Data's editorial staff with consideration of a survey of IMD's readers. The awards, which were decided by an online ballot of IMD's readers conducted in March 2004, were presented on April 20 at the IMD 2004 conference awards dinner in New York. As part of the news service of the market data industry, the IMD Awards 2004 are an important indicator of who industry professionals believe are leading the way each year.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

Further information:

Jeanne Murphy
Tel: +1 781-687-8548
Email: jeanne.murphy@ftid.com

Sue Mitchell
Tel: +44 (0) 20 7825 8076
Email: sue.mitchell@ftid.com

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22 April 2004

Pearson Education Launches New Digital Textbook Service

Pearson Education increases choice and value for U.S. college students

Upper Saddle River, NJ - Pearson Education, the world's leading education company, and Safari® Books Online today announced plans to launch a comprehensive digital textbook program for college students. The program, called SafariX Textbooks Online™, will offer WebBooks as a new option to the print textbook, saving students 50% off the suggested list price of the print equivalent edition. Safari® Books Online is a Pearson Education and O'Reilly Media, Inc. joint venture.

Beginning this fall, students can choose to buy a print edition textbook or access the same course-critical content by subscribing to one or more of over 300 SafariX WebBooks available this year at www.SafariX.com . The WebBooks will offer all the convenience and interactive benefits of the Web, allowing students to print pages, make annotations, take notes, search the full text, and add bookmarks to organize their study, anywhere they have browser access.

SafariX Textbooks Online™ will be a significant new addition to PearsonChoices, which offers the highest quality learning programs and a wide choice of media, formats and price points.

"For decades, our imprints have supported America's college students and faculty with a range of innovative learning programs that enhance the education process," said Will Ethridge, President of Pearson's Higher Education, International, and Professional Group. "The recent public concern over the rising cost of higher education has reinforced our strategy that has been years in the making. Our current print and digital choices address faculty and student needs for learning materials that fit their particular educational goals and budgets. SafariX is an innovative way of adding further value and choice."

The PearsonChoices program represents Pearson's commitment to providing significant flexibility and value for hundreds of its leading titles. Each title in the PearsonChoices program is available in a range of print and digital formats. Faculty and students can choose from low-cost alternate print editions, custom editions built around their courses, Text/Web combinations, SafariX WebBooks, and the traditional textbook.

Pearson Higher Education offers leading textbooks in every major discipline area from Pearson-branded imprints Prentice Hall, Addison-Wesley, Benjamin Cummings, Allyn & Bacon, and Longman. A pioneer in online learning, Pearson's Higher Education imprints support more than two million college

students in the U.S. with their popular online learning platforms including extensive Web support services like Research Navigator™ , a student-friendly, Web-based tool that facilitates the research process with four exclusive databases, and The Tutor Center, a one-to-one tutoring service providing students personal access to instructors who can further explain concepts and solutions to problems in Pearson Higher Education texts.

Pearson's decision to offer a WebBook alternative to printed texts is supported by research into the changing educational needs of college students, faculty and authors, as well as a recognition of their concerns about the rising cost of a college education. In the preliminary findings of a current Student Monitor survey, half of all the students questioned said they are likely to purchase a low cost online text, assuming a savings of $25. Of those students surveyed, 31% said that they do not buy 100% of their required texts.

Ethridge added, "We're committed to continuing to work closely with student groups, faculty, authors and bookstores to identify practical responses to the escalating cost of higher education."

Philip Kotler, Professor of International Marketing at the Kellogg School of Management, Northwestern University, and the author of the world's leading marketing text, commented, "As a long-time textbook author, I am sympathetic to the concerns of students over the increasing cost of higher education. And as a marketing scholar, my message to companies has always been that they need to respond to changing consumer needs. I applaud Pearson for this new initiative and I am happy to be part of it. Students and professors need more options, and Pearson is providing them some bold and helpful alternatives."

Steven Beebe, Professor of Communications Studies at Texas State University-San Marcos and the author of leading textbooks in the field of communications and public speaking, added, "As the father of a current college student (and another son who recently graduated from college), my wife and I know first-hand about the increasing investment that both parents and students are required to make in higher education. As an author who can empathize with the challenge of making a college education a reality, I'm very pleased to be part of Pearson's innovative efforts to make educational resources affordable for today's college students. Once again Pearson is demonstrating its partnership with both educators and students to provide creative options for students while also being a leader in managing costs."

Along with Kotler's and Beebe's seminal textbooks, SafariX Textbooks Online™ will feature such widely used textbooks as Elemental Geosystems, 4th Edition by Robert W. Christopherson and Java: How to Program, 6th Edition by Harvey M. Deitel and Paul J. Deitel. Other textbooks planned for release on SafariX Textbooks Online™ will be posted on www.SafariX.com in August.

The SafariX Textbooks Online™ service will be delivered using a proven and secure platform for digital book delivery, developed through Safari® Books Online, LLC, a joint venture between Pearson Technology Group, the world's leading publisher of textbooks for IT professionals, and O'Reilly Media, Inc. Sean Devine, Managing Director of Safari® Books Online, LLC, commented, "In the three years since its inception, Safari

has grown its paid B2C subscriber base to approximately 25,000 users and has developed a corporate client base of more than 400 accounts from small workgroups to enterprise-wide contracts, with as many as 40,000 unique users. Hundreds of thousands of students have access to Safari's technical e-reference library, through Safari contracts with 400 academic libraries. The time is right to expand this proven platform into WebBooks and offer its capabilities across all of Higher Education publishing, for the benefit of all Higher Education students."

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands such as Pearson Prentice Hall, Pearson Longman, Pearson Addison-Wesley, Pearson Allyn & Bacon, Pearson Benjamin Cummings, and others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond. Pearson Education is part of Pearson (NYSE: PSO; FTSE: PSON), the international media company. Pearson's businesses also include the Financial Times Group and the Penguin Group.

To view the Electronic Press Kit, go to www.pearsoned.com/safarix.

About PearsonChoices

Pearson Higher Education is committed to providing significant flexibility and value for hundreds of its leading titles. Each title in the PearsonChoices program is available in several formats in addition to SafariX WebBooks and the traditional textbook. Faculty can also choose from brief, custom, and text/Web combinations, and now SafariX WebBooks:

- **Text/Web Combinations**
  MyLab and OneKey are powerful interactive learning environments for many college courses. Used with or without a print textbook, each MyLab or OneKey product provides a wealth of teaching and learning resources, with affordable pricing options.

- **Alternate Print Editions**
  These are brief or alternate format titles, usually priced at 25%-33% less than traditional print books and include: Penguin Academics and Pearson Prentice Hall Portfolio Editions, both price-friendly, streamlined books; and Books a la Carte, three-hole punched, portable, and inexpensive versions of textbooks.

- **Pearson Custom Texts**
  Whether an instructor is looking to author his/her own instructional materials; build a textbook from our library of copyrighted content; reorganize existing text; or do all of the above, Pearson Custom Publishing provides the industry-leading solution.

Each title in PearsonChoices will always:

- · Be available for sale in professor-required bundles or on its own.
- · Have suggested list pricing based on generally accepted bookstore markup and will be available on our Web sites so students can know what they should expect to pay.
- · Highlight all changes in new editions.

For more about PearsonChoices, see: www.pearsonchoices.com

About Safari® Books Online

Safari® Books Online is a joint venture between the industry's leading technical publishers, O'Reilly Media, Inc., and The Pearson Technology Group. Safari's flagship service, Safari® Tech Books Online, is the premier electronic reference library for programming and IT departments. Unlike an online bookstore, Safari is a fully searchable database of the electronic versions of books from O'Reilly Media, Inc. and Pearson's many imprints: Addison-Wesley Professional, Adobe Press, Cisco Press, Macromedia Press, New Riders, Peachpit Press, Prentice Hall PTR, Sun Microsystems Press, Que and Sams. A growing number of titles from other publishers such as Microsoft Press and Thomson South-Western are also available. Safari's portfolio includes four additional electronic reference libraries: Safari Bookshelf for the individual technologist, Safari® HelpDesk Online for enterprise knowledge workers, Safari® Business Books Online for business professionals and Safari® Enterprise Library. For more information about Safari® Books Online, visit www.safaribooksonline.com.

Further information

David Hakensen, Vice President, Public Relations
Pearson Education
Office: 952-681-3040; Cell: 612-840-4592
david.hakensen@pearson.com

Wendy Spiegel, Senior Vice President, Communications
Pearson Education
Office: 212-782-3482
wendy.spiegel@pearsoned.com

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27 April 2004

ESIGNAL and FXCM offer an integrated online forex trading solution

Partnership Provides Real-Time Forex Rates plus Charting and Analytics from eSignal and Direct Execution of Forex Trades from FXCM

eSignal, a division of Interactive Data Corporation (NYSE: IDC) and a leading provider of streaming, real-time financial market data, news, analytics and decision support tools to professional and individual traders, and Forex Capital Markets (FXCM), a Futures Commission Merchant specializing in foreign exchange transactions, today announced a new Forex trading feature that allows FXCM Forex traders to monitor market activity, identify trading opportunities and execute trades from a single, integrated platform.

eSignal with FXCM integrates eSignal's streaming market data, charting package and customizable formulas with FXCM's direct access execution abilities, thus eliminating the need to switch between applications to monitor and execute Forex transactions.

With eSignal and an FXCM account, eSignal users may now:

- Execute Forex trades on FXCM's trading platform via a direct link from eSignal's market data and charting application
- Send market orders directly to FXCM's trading platform
- Obtain split-second trade executions from FXCM
- Monitor open positions via a direct link from eSignal to FXCM's trading platform

eSignal with FXCM also introduces customers to Tahoe Charts™ for Forex, a low-priced, yet robust and easy-to-use charting package that provides indicators and drawing tools for trend analysis and assistance in making buy and sell decisions.

"Forex trading offers 24-hour trading, transparent pricing, and low transaction costs. As a result, the active trading community is embracing Forex trading in record numbers and looking for high-quality brokerage and analytic products," said Drew Niv, Chief Executive Officer, Forex Capital Markets. "Our relationship with eSignal gives FXCM subscribers a consistent means for not only back testing diversification strategies, but also for charting, analyzing and facilitating execution of timely Spot FX trades."

"We are excited to be teaming up with FXCM and providing to our customers an integrated Forex trading offering," stated

Chuck Thompson, president of eSignal. "eSignal has specialized in providing Forex traders with real-time data and sophisticated technical analysis tools that help to facilitate quick, informed trading decisions. Integration of eSignal with FXCM's direct access tools allows traders to act on their decisions as those decisions are made."

Availability

Access to Forex trading through FXCM is available to eSignal clients who have a brokerage account with FXCM. Interested clients should visit www.esignal.com or call toll free, 1.800.433.6072. To open a brokerage account with FXCM, call 1.888.503.6739 or visit www.fxcm.com. For information on Tahoe Charts, visit www.tahoecharts.com.

About FXCM

FXCM (www.fxcm.com) is a global leader in the emerging field of online Forex trading. Through the firm's proprietary trading platform, FX Trading Station, FXCM enables retail and institutional clients to trade on Forex market movements. Because Forex trading is conducted in a global environment, the firm offers 24-hour trading and operates offices in New York, London, Hong Kong and Tokyo. FXCM serves over 40,000 clients, executing over 800,000 trades through the FX Trading Station on a monthly basis. The firm is privately held by a consortium of investors, including the Refco Group.

About eSignal

The eSignal division (www.esignal.com) of Interactive Data Corporation (NYSE: IDC) (www.interactivedatacorp.com) is a leading global provider of financial and business information to professionals and active individual investors. Building on a 20-year legacy of delivering time-sensitive financial information, eSignal provides streaming, real-time market data, news and analytics. The company's suite of products includes eSignal®, eSignal Market Scanner™, Advanced GET™, eSignalPro™, MarketCenter™, Tahoe Charts™ , and QuoTrek® .

Further information

Raphel Finelli
eSignal
(510) 723-3501
rfinelli@mail.esignal.com

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29 April 2004

Recoletos announces its results for the first quarter of 2004

Please take note that Recoletos will announce its First Quarter Results 2004 on Thursday April the 29th, at 08:45 a.m. (Madrid time), 07:45 a.m. (London time).

Following the announcement, a conference call will take place at 18:00 p.m. (Madrid time), 17:00 p.m. (London time) hosted by Mr. Joaquin Güell (CFO) and Mrs. Katja Görnemann (Investor Relations Director).

If you wish to participate in the conference call, please telephone some minutes in advance to: +44 207 162 01 83. For those remaining in the U.K. the telephone will be: 0207 162 01 83. If you cannot participate in the conference call, a recording will be available during the following seven working days at telephone: +44 208 288 4459 with access code 832392.

If you need more information, please do not hesitate to contact Mrs. Rocío Valentín +34 91 337 38 22 at the mentioned telephone number or through e-mail belengr@recoletos.es

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29 April 2004

Interactive Data Corporation Reports First-Quarter Results

Please click on the link below to download the pdf of the Interactive Data Corporation First-Quarter Results

There will be a conference call today at 11.00 NY time, 16.00 London time.

Dial-in number is +1 (706) 634-1052

A live web cast will also be available at www.interactivedatacorp.com.

http://www.pearson.com/press/press_uploadfiles/IDCQ1results_2004.pdf

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

30 April 2004

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. ***Two copies each of three Ordinary Resolutions***
2. ***Two copies each of three Special Resolutions***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

30 April 2004

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. ***Two copies each of three Ordinary Resolutions***
2. ***Two copies each of three Special Resolutions***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

30 April 2004

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

I enclose two copies of three ordinary resolutions and three special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully
PEARSON plc

S. Jones

Stephen Jones
Deputy Secretary

cc Luke Swanson

SAJ/DC

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT

(i) the Pearson plc UK Worldwide Save for Shares Plan (formerly known as the Pearson plc Save As You Earn Share Option Scheme), in the form described in the circular to members of the company dated 25 March 2004, be and it is hereby renewed and extended until 30 April 2014;

(ii) the directors be and they are hereby empowered to continue to operate savings-related share option plans in countries other than the UK on terms similar to and subject to the overall limits contained in the Pearson plc UK Worldwide Save for Shares Plan; and

(iii) the directors from time to time of the company be and they are hereby authorised to be counted in the quorum at a meeting of the directors and to vote as directors on any matter connected with the Pearson plc UK Worldwide Save for Shares Plan or any plan established pursuant to (ii) above, notwithstanding that they may be interested in the same.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT

(i) the Pearson plc UK Worldwide Save for Shares Plan (formerly known as the Pearson plc Save As You Earn Share Option Scheme), in the form described in the circular to members of the company dated 25 March 2004, be and it is hereby renewed and extended until 30 April 2014;

(ii) the directors be and they are hereby empowered to continue to operate savings-related share option plans in countries other than the UK on terms similar to and subject to the overall limits contained in the Pearson plc UK Worldwide Save for Shares Plan; and

(iii) the directors from time to time of the company be and they are hereby authorised to be counted in the quorum at a meeting of the directors and to vote as directors on any matter connected with the Pearson plc UK Worldwide Save for Shares Plan or any plan established pursuant to (ii) above, notwithstanding that they may be interested in the same.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 11 set out in the Notice of Meeting dated 25 March 2004, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £66,871,000, such authority to expire no later than 29 April 2009 (unless previously renewed, varied or revoked by the company in general meeting), provided that:

(i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 11 passed at the AGM of the company held on 25 April 2003.

S. Jones.
....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 11 set out in the Notice of Meeting dated 25 March 2004, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £66,871,000, such authority to expire no later than 29 April 2009 (unless previously renewed, varied or revoked by the company in general meeting), provided that:

(i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 11 passed at the AGM of the company held on 25 April 2003.

S. Jones.
....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £294,500,000 be and is hereby increased by £1,000,000 to £295,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £294,500,000 be and is hereby increased by £1,000,000 to £295,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

J. [signature]
....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 10 in the Notice of AGM dated 25 March 2004 (or, if resolution 10 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 11 passed at the AGM held on 25 April 2003), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,030,000;

and further, that this power shall expire no later than 29 April 2009 (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

S. Jue.
....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 10 in the Notice of AGM dated 25 March 2004 (or, if resolution 10 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 11 passed at the AGM held on 25 April 2003), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,030,000;

and further, that this power shall expire no later than 29 April 2009 (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

S. Jue.
....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles of Association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire on 29 July 2005, unless such authority is renewed on or prior to such date; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

S. [signature]

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles of Association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire on 29 July 2005, unless such authority is renewed on or prior to such date; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

S. Jones.
....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the document produced to the meeting, which for the purposes of identification has been signed by the chairman of the board, be and is hereby adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the present Articles of Association of the company.

……………………………..
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 30 April 2004 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the document produced to the meeting, which for the purposes of identification has been signed by the chairman of the board, be and is hereby adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the present Articles of Association of the company.

....

Deputy Secretary